DYNCORP INTERNATIONAL LLC

8445 Freeport Parkway, Suite 400

Irving, TX 75063

November 4, 2005

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Attn:	Owen Pinkerton

Jennifer Gowetski

Re:	DynCorp International LLC Registration Statement File No. 333-127343

Dear Mr. Pinkerton and Ms. Gowetski:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, DynCorp International LLC (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective at 10:00 a.m. on November 8, 2005, or as soon as practicable thereafter.

Notwithstanding the foregoing, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 4, 2005

Please notify Edward Schauder of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2153 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

DYNCORP INTERNATIONAL LLC

BY: /S/ MICHAEL J. THORNE

Name:	Michael J. Thorne
Title:	Chief Financial Officer & Senior Vice President

cc:	Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP